Exhibit 99.1

ASX ANNOUNCEMENT 09 JANUARY 2025

Lantheus increases to 12.16% shareholding in Radiopharm with US$5m (A$8m) placement

•	Private placement to radiopharmaceutical industry leader Lantheus, for US$5.0 million

•	Placement at A$0.060 per share, representing a premium of 150% to the last closing price of A$0.024

•	Lantheus shareholding in Radiopharm increases to 12.16% following the placement

•	The funds raised will be applied to the development of Radiopharm’s clinical pipeline

Sydney, Australia – 09 January 2025 – Radiopharm Theranostics (ASX:RAD; NASDAQ:RADX, “Radiopharm” or the “Company”), a clinical-stage biopharmaceutical company focused on developing innovative oncology radiopharmaceuticals for areas of high unmet medical need, is pleased to announce that it has executed a subscription agreement for a private placement of ordinary shares to Lantheus Holdings Inc. ( “Lantheus”), raising US$5.0 million (A$8.0 million).

The placement of 133 million shares was completed at an issue price of A$0.060 per share, representing a 150% premium to the last traded price of RAD shares (A$0.024). Settlement is expected to occur within 7 days.

The placement replaces 6-month options that the Company issued in August 2024 (see ASX announcement 20 June 2024).

Radiopharm Theranostics CEO Riccardo Canevari said: “We are delighted to have Lantheus increase its shareholding in RAD, now making it the largest shareholder with over 12% of the Company. We have been working closely with Lantheus since the initial investment announced in June 2024, and we are delighted with the collaboration that has been taking place between our two companies. We look forward to continuing this positive momentum going forward.”

Lantheus CEO Brian Markison said: “We are pleased to increase our holding in Radiopharm, while continuing to work jointly in Australia on the clinical development of radiopharmaceutical assets.”

Massachusetts-based Lantheus is the leading radiopharmaceutical-focused company, delivering life-changing science to enable clinicians to Find, Fight and Follow disease to deliver better patient outcomes. It also has offices in Canada and Sweden and has provided radiopharmaceutical solutions for more than 65 years.

The placement of shares in RAD to Lantheus is being completed under Radiopharm’s existing placement capacity under ASX Listing Rules.

Radiopharm Theranostics Limited
Suite 1, Level 3, 62 Lygon Street, Carlton South VIC 3053 Australia
ABN: 57 647 877 889

ASX ANNOUNCEMENT 09 JANUARY 2025

About Radiopharm Theranostics

Radiopharm Theranostics is a clinical stage radiotherapeutics company developing a world-class platform of innovative radiopharmaceutical products for diagnostic and therapeutic applications in areas of high unmet medical need. Radiopharm has been listed on ASX (RAD) since November 2021.

The company has a deep pipeline of highly differentiated molecules spanning peptides, small molecules and monoclonal antibodies for use in cancer, in pre-clinical and clinical stages of development. The pipeline has been built based on the potential to be first-to-market or best-in-class. The clinical program includes one Phase II and three Phase I trials in a variety of solid tumour cancers including brain, lung, breast and pancreas. Learn more at radiopharmtheranostics.com.

Authorized on behalf of the Radiopharm Theranostics Board of Directors by Executive Chairman Paul Hopper.

For more information:

Riccardo Canevari
CEO & Managing Director
P: +1 862 309 0293
E: rc@radiopharmtheranostics.com

Matt Wright
NWR Communications
P: +61 451 896 420
E: matt@nwrcommunications.com.au

Follow Radiopharm Theranostics:

Website – https://radiopharmtheranostics.com/
Twitter – https://twitter.com/TeamRadiopharm
Linked In – https://www.linkedin.com/company/radiopharm-theranostics/
InvestorHub – https://investorhub.radiopharmtheranostics.com/

Not an offer of securities

This announcement does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States or any other jurisdiction. Any securities described in this announcement have not been, and will not be, registered under the US Securities Act of 1933 and may not be offered or sold in the United States except in transactions exempt from, or not subject to, the registration requirements of the US Securities Act and applicable US state securities laws.

Radiopharm Theranostics Limited
Suite 1, Level 3, 62 Lygon Street, Carlton South VIC 3053 Australia
ABN: 57 647 877 889